                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                        New Century Equity Holdings Corp.
                        ---------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    64353J107
                                    ---------
                                 (CUSIP Number)

                                 Steven J. Pully
                       Newcastle Capital Management, L.P.
                         300 Crescent Court, Suite 1110
                               Dallas, Texas 75201
                                 (214) 661-7474
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 10, 2006
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /_/.

          NOTE.  Schedules filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

------------------                                        ----------------------
CUSIP 64353J107                       13D                    Page 2 of 12 Pages
------------------                                        ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                                   NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   19,380,768**
 OWNED BY
   EACH        -----------------------------------------------------------------
 REPORTING         8      SHARED VOTING POWER
PERSON WITH
                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               19,380,768**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     19,380,768**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     36.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Consists of (a) 150,000  shares of Common Stock held by  Newcastle  Partners,
L.P. and (b)  19,230,768  shares of Common Stock  issuable  upon  conversion  of
Series  A 4%  Convertible  Preferred  Stock  held by  Newcastle  Partners,  L.P.
Newcastle Partners,  L.P. has the power to vote the 19,230,768 shares underlying the Series A 4% Convertible  Preferred  Stock on all matters on which holders of
Common Stock of the Issuer are entitled to vote.

------------------                                        ----------------------
CUSIP 64353J107                       13D                    Page 3 of 12 Pages
------------------                                        ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                              NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   19,380,768**
 OWNED BY
   EACH        -----------------------------------------------------------------
 REPORTING         8      SHARED VOTING POWER
PERSON WITH
                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               19,380,768**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     19,380,768**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     36.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Consists of (a) 150,000  shares of Common Stock held by  Newcastle  Partners,
L.P. and (b)  19,230,768  shares of Common Stock  issuable  upon  conversion  of
Series  A 4%  Convertible  Preferred  Stock  held by  Newcastle  Partners,  L.P.
Newcastle Partners,  L.P. has the power to vote the 19,230,768 shares underlying the Series A 4% Convertible  Preferred  Stock on all matters on which holders of
Common Stock of the Issuer are entitled to vote.

------------------                                        ----------------------
CUSIP 64353J107                       13D                    Page 4 of 12 Pages
------------------                                        ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                               NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   19,380,768**
 OWNED BY
   EACH        -----------------------------------------------------------------
 REPORTING         8      SHARED VOTING POWER
PERSON WITH
                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               19,380,768**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     19,380,768**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     36.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Consists of (a) 150,000  shares of Common Stock held by  Newcastle  Partners,
L.P. and (b)  19,230,768  shares of Common Stock  issuable  upon  conversion  of
Series  A 4%  Convertible  Preferred  Stock  held by  Newcastle  Partners,  L.P.
Newcastle Partners,  L.P. has the power to vote the 19,230,768 shares underlying the Series A 4% Convertible  Preferred  Stock on all matters on which holders of
Common Stock of the Issuer are entitled to vote.

------------------                                        ----------------------
CUSIP 64353J107                       13D                    Page 5 of 12 Pages
------------------                                        ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                               MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   19,480,768**
 OWNED BY
   EACH        -----------------------------------------------------------------
 REPORTING         8      SHARED VOTING POWER
PERSON WITH
                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               19,480,768**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     19,480,768**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     36.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Consists of (a) 150,000  shares of Common Stock held by  Newcastle  Partners,
L.P., (b) 19,230,768 shares of Common Stock issuable upon conversion of Series A
4% Convertible Preferred Stock held by Newcastle Partners, L.P., and (c) 100,000 shares of Common Stock  issuable  upon the exercise of stock options held by Mr.
Schwarz.  Newcastle  Partners,  L.P. has the power to vote the 19,230,768 shares underlying the Series A 4% Convertible  Preferred  Stock on all matters on which holders of Common Stock of the Issuer are entitled to vote.

------------------                                        ----------------------
CUSIP 64353J107                       13D                    Page 6 of 12 Pages
------------------                                        ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                              STEVEN J. PULLY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   100,000
 OWNED BY
   EACH        -----------------------------------------------------------------
 REPORTING         8      SHARED VOTING POWER
PERSON WITH
                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               100,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     100,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                        ----------------------
CUSIP 64353J107                       13D                    Page 7 of 12 Pages
------------------                                        ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                              JOHN P. MURRAY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   33,333
 OWNED BY
   EACH        -----------------------------------------------------------------
 REPORTING         8      SHARED VOTING POWER
PERSON WITH
                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               33,333
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     33,333
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                        ----------------------
CUSIP 64353J107                       13D                    Page 8 of 12 Pages
------------------                                        ----------------------

          The following  constitutes  Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed by the undersigned.  This Amendment No. 1 is jointly filed by
Newcastle Partners,  L.P., a Texas limited partnership ("NP"), Newcastle Capital
Management,  L.P., a Texas limited partnership ("NCM"), Newcastle Capital Group,
L.L.C., a Texas limited  liability company ("NCG"),  Mark E. Schwarz,  Steven J.
Pully and John P. Murray relating to shares of common stock (the "Common Stock")
of New Century Equity  Holdings  Corp., a Delaware  corporation  (the "Issuer").
This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 4 is hereby amended to add the following:

          On April 10, 2006, NP delivered a letter  notifying the Issuer of NP's irrevocable intent to convert all of its Series A 4% Convertible Preferred Stock
(the "Preferred  Stock") of the Issuer into 19,230,768 shares of Common Stock of the Issuer following and subject to final  confirmation by the Delaware Chancery
Court of a Stipulation and Agreement dated as of February 21, 2006 in connection with a pending lawsuit in which  derivative and other claims have been made by a stockholder  of the  Issuer  against  various  parties.  The  conversion  of the
Preferred Stock does not affect the Reporting  Persons'  ownership of the shares of Common Stock reported herein as the shares underlying the Preferred Stock are already  reported as beneficially  owned by NP. A copy of the letter is attached as an exhibit hereto and incorporated herein by reference.

Item 5 is hereby amended and restated as follows:

          (a) The aggregate  percentage of shares of Common Stock reported to be owned by the  Reporting  Persons is based upon  34,653,104  shares  outstanding, which is the total number of shares of Common Stock  outstanding  as reported in the Issuer's Form 10-K for the year ended December 31, 2005.

          As of the  filing  date  of  this  Statement,  NP  beneficially  owned
19,380,768  shares  of Common  Stock,  representing  approximately  36.0% of the issued and  outstanding  Common  Stock of the Issuer.  Included  therein are the
19,230,768  shares of Common Stock  issuable  upon  conversion  of the Preferred
Stock, which NP intends to convert as discussed in further detail in Item 4.

          NCM, as the general  partner of NP, may also be deemed to beneficially own the 19,380,768 shares of Common Stock beneficially owned by NP.

          NCG,  as the  general  partner  of NCM,  which in turn is the  general partner of NP, may also be deemed to beneficially  own the 19,380,768  shares of
Common Stock beneficially owned by NP.

          Mark E. Schwarz, as the managing member of NCG, the general partner of
NCM,  which  in turn is the  general  partner  of NP,  may  also  be  deemed  to beneficially own the 19,380,768 shares of Common Stock beneficially owned by NP.
Mr. Schwarz also beneficially owns an additional  100,000 shares of Common Stock issuable upon the exercise of options  granted to Mr. Schwarz in his capacity as a director of the Issuer,  which,  together with the 19,380,768 shares of Common
Stock beneficially owned by NP, represents approximately 36.1% of the issued and outstanding Common Stock of the Issuer.

          Steven J. Pully and John P. Murray beneficially own 100,000 shares and
33,333 shares,  respectively,  that are issuable upon exercise of options within
60 days of the date hereof.  Messrs. Pully and Murray were awarded these options in their capacities as officers of the Issuer.

          (b) By virtue of his  position  with NP, NCM and NCG,  Mark E. Schwarz has  the  sole  power  to  vote  and  dispose  of the  shares  of  Common  Stock beneficially owned by NP reported in this Statement.  Messrs. Schwarz, Pully and
Murray each has the sole power to vote and dispose of the shares of Common Stock reported as beneficially owned by each of them in this Statement.

          (c) There have been no  transactions  in the  securities of the Issuer during the past sixty days by the Reporting Persons.

------------------                                        ----------------------
CUSIP 64353J107                       13D                    Page 9 of 12 Pages
------------------                                        ----------------------

          (d) No person  other than the  Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the shares of Common Stock.

          (e) Not applicable.

Item 6 is hereby amended to add the following:

          Other than the  matter  discussed  in Item 4, there are no  contracts, arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7 is hereby amended to add the following exhibit:

          3.    Letter from  Newcastle  Partners,  L.P.  to New  Century  Equity
                Holdings Corp. dated April 10, 2006.

------------------                                        ----------------------
CUSIP 64353J107                       13D                    Page 10 of 12 Pages
------------------                                        ----------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this
Statement is true, complete and correct.

Dated:  April 21, 2006                    NEWCASTLE PARTNERS, L.P.

                                          By: Newcastle Capital Management, L.P.,
                                              its General Partner

                                          By: Newcastle Capital Group, L.L.C.,
                                              its General Partner

                                          By: /s/ Mark E. Schwarz
                                              ---------------------------------
                                              Mark E. Schwarz, Managing Member

                                          NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                          By: Newcastle Capital Group, L.L.C.,
                                              its General Partner

                                          By: /s/ Mark E. Schwarz
                                              ---------------------------------
                                              Mark E. Schwarz, Managing Member

                                          NEWCASTLE CAPITAL GROUP, L.L.C.

                                          By: /s/ Mark E. Schwarz
                                              ---------------------------------
                                              Mark E. Schwarz, Managing Member

                                          /s/ Mark E. Schwarz
                                          -------------------------------------
                                          MARK E. SCHWARZ

                                          /s/ Steven J. Pully
                                          -------------------------------------
                                          STEVEN J. PULLY

                                          /s/ John P. Murray
                                          -------------------------------------
                                          JOHN P. MURRAY

------------------                                        ----------------------
CUSIP 64353J107                       13D                    Page 11 of 12 Pages
------------------                                        ----------------------

                                  EXHIBIT INDEX

     Exhibit                                                              PAGE
     -------                                                              ----
1.   Joint Filing  Agreement by and among  Newcastle  Partners,
     L.P.,   Newcastle  Capital  Management,   L.P.,  Newcastle
     Capital Group,  L.L.C.,  Mark E. Schwarz,  Steven J. Pully
     and John P. Murray dated June 28, 2004 (previously filed).            --

2.   Asset   Purchase   Agreement  by  and  between   Newcastle
     Partners,  L.P.  and New  Century  Equity  Holdings  Corp.
     dated June 18, 2004 (previously filed).                               --

3.   Letter  from  Newcastle  Partners,  L.P.  to  New  Century
     Equity Holdings Corp., dated April 10, 2006.                          12

------------------                                        ----------------------
CUSIP 64353J107                       13D                    Page 12 of 12 Pages
------------------                                        ----------------------

April 10, 2006

New Century Equity Holdings Corp.
300 Crescent Court, Suite 1110
Dallas, Texas  75201

Gentlemen:

Newcastle  Partners,  L.P.  hereby  serves notice of its  irrevocable  intent to convert all of its Series A Convertible  Preferred  Stock of New Century  Equity
Holdings  Corp.  (the  "Preferred   Stock")   following  and  subject  to  final
confirmation  by the Delaware  Chancery Court of the  Stipulation  and Agreement
dated as of  February  21,  2006  ("Stipulation")  but before  the  record  date described in such Stipulation. Enclosed herewith is Certificate # 1 representing
4,807,692 shares of Preferred  Stock,  which is being provided to you to hold in escrow pending its conversion. The Company will effect a conversion one-business day  before  the  Record  Date,  as such  term is  defined  in  Section 2 of the
Stipulation,  without the need for any further notice or action from  Newcastle.
If the Stipulation is not approved by the Delaware Chancery Court, Certificate 1 shall be returned to Newcastle Partners, L.P.

Sincerely,

Newcastle Partners, L.P.

/s/ Mark E. Schwarz
-------------------
By: Mark E. Schwarz
    Newcastle Capital Management, L.P.

AGREED & ACCEPTED:

New Century Equity Holdings Corp.

BY: /s/ Steven J. Pully
-----------------------
    Steven J. Pully
    Chief Executive Officer